Exhibit 99.2

EXECUTION VERSION

THIS AGREEMENT (“Agreement”) made as of August 31, 2015.

BETWEEN:

FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation governed by the Canada Business Corporations Act (the “Corporation”)

— and —

THE SIXTY TWO INVESTMENT COMPANY LIMITED, a corporation governed by the Business Corporations Act (British Columbia) (“Sixty Two”)

— and —

V. PREM WATSA, an individual resident in the City of Toronto in the Province of Ontario (“Mr. Watsa”).

RECITALS:

A.                                    Sixty Two beneficially owns 50,620 Subordinate Voting Shares and 1,548,000 Multiple Voting Shares, representing 41.8% of the total votes attached to all classes of the Corporation’s shares, 100% of the total votes attached to the Multiple Voting Shares and 0.2% of the total votes attached to the Subordinate Voting Shares.

B.                                    Mr. Watsa exercises control and direction over Sixty Two and beneficially owns, in his personal capacity, an additional 258,115 Subordinate Voting Shares and exercises control or direction over an additional 2,100 Subordinate Voting Shares. These shares, together with the shares beneficially owned directly by Sixty Two, represent 42.7% of the total votes attached to all classes of the Corporation’s shares, 100% of the total votes attached to the Multiple Voting Shares and 1.4% of the total votes attached to the Subordinate Voting Shares.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party hereto), the parties agree as follows:

1.             Definitions

Whenever used in this Agreement, the following terms shall have the meanings set out below:

“Amendment to the Articles” means the amendment to the articles of the Corporation, substantially in the form attached as Schedule A.

“Board” means the Board of Directors of the Corporation.

“Business Combination” has the meaning given to such term in the Amendment to the Articles.

“Certificate of Amendment” means the certificate of amendment to be issued by the Director pursuant to section 178 of the Canada Business Corporations Act in order to give effect to the Amendment to the Articles.

“collateral benefit” has the meaning given to it in Section 1.1 of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on the date hereof (provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class).

“Compensation Amount” has the meaning given to it in Section 5(b) of this Agreement.

“Control” and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

“Director” means the Director appointed pursuant to section 260 of the Canada Business Corporations Act.

“EEAct” has the meaning given to it in Section 5(a) of this Agreement.

“Effective Date” means the date upon which the Amendment to the Articles becomes effective as established by the date of issue shown on the Certificate of Amendment.

“Independent Directors” means, at the relevant time of reference, the members of the Board who have been determined by the Board to be independent within the meaning of applicable securities legislation.

“Multiple Voting Share” means a multiple voting share in the capital of the Corporation.

“MVS Holders” means Sixty Two and any subsequent holder of Multiple Voting Shares pursuant to a Permitted Transaction that is consummated in accordance with Section 2; and “MVS Holder” means any one of them, individually.

“Multiple Voting Share Transaction” has the meaning given to such term in the Amendment to the Articles.

“Parties” means, collectively, the Corporation, Sixty Two and Mr. Watsa, together with any other Person that has become a party to and bound by this Agreement.

“Permitted Transactions” has the meaning given to such term in the Amendment to the Articles.

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company, unlimited liability company, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Pro Rata Transaction” has the meaning given to such term in the Amendment to the Articles.

“Qualifying Business Combination” means a Business Combination, other than a Pro Rata Transaction, pursuant to which (i) the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive, and (ii) no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

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“Qualifying Take-over Bid” means a take-over bid (as defined in Part XX of the Securities Act (Ontario) as in effect on the date hereof) for all of the issued and outstanding Multiple Voting Shares, (i) concurrent with which an unconditional offer is made to all holders of Subordinate Voting Shares (other than the Person making such take-over bid (the “Bidder”)) to purchase all of the Subordinate Voting Shares held by them for a consideration per share in the same form as, and at least equal to the value of, the highest consideration paid on or before the date Multiple Voting Shares are acquired pursuant to such take-over bid or agreed on or before such time to be paid by the Bidder for any Multiple Voting Share; and (ii) pursuant to which no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

“Subordinate Voting Share” means a subordinate voting share in the capital of the Corporation.

“SVS Holders” means holders of the issued and outstanding Subordinate Voting Shares; and “SVS Holder” means any one of them, individually.

“Term” has the meaning given to it in Section 5(a) of this Agreement.

“Transfer” includes any sale, exchange, transfer, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words “Transferred”, “Transferring” and other similar words have corresponding meanings.

“TSX” means the Toronto Stock Exchange.

2.           Restrictions on Transfer

(a)                                 Each MVS Holder agrees not to Transfer, directly or indirectly, any Multiple Voting Shares (or any Subordinate Voting Shares issued to such MVS Holder upon the conversion of all or any portion of such MVS Holder’s Multiple Voting Shares), other than: (i) pursuant to a Permitted Transaction, provided that any transferee of such shares in connection with a Permitted Transaction agrees to be bound by the terms of this Agreement by executing and delivering an agreement that reflects the terms and conditions of this agreement applicable to a MVS Holder in a form acceptable to the Corporation, acting reasonably; (ii) pursuant to a Qualifying Business Combination; (iii) pursuant to a Qualifying Take-over Bid; or (iv) pursuant to a Pro Rata Transaction.

(b)                                 The Corporation shall not, and shall direct its transfer agent not to, permit any Transfer of Multiple Voting Shares in violation of this Agreement, including by way of a stop transfer order. The Corporation shall cooperate reasonably with each MVS Holder to lift any stop transfer orders in place with respect to any of the Multiple Voting Shares that are Transferred by any MVS Holder in compliance with this Agreement.

(c)                                  Nothing contained in this Agreement shall restrict the right of an MVS Holder to Transfer, directly or indirectly, any Subordinate Voting Shares owned by him, her or it (other than Subordinate Voting Shares issued to an MVS Holder upon conversion of all or any portion of such MVS Holder’s Multiple Voting Shares after the date of this Agreement).

(d)                                 Nothing contained in this Agreement shall prevent an MVS Holder from time to time, directly or indirectly, granting a bona fide security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares or shares, equity interests or other securities of any Person to any financial institution with

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which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing.

3.           Multiple Voting Share Transaction

In the event of a Multiple Voting Share Transaction, the MVS Holder shall in consideration for each Multiple Voting Share, pursuant to a Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the MVS Holder shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection therewith.

4.           No Short Sales or Derivative Transactions

Each MVS Holder agrees not to Transfer, directly or indirectly, any Multiple Voting Shares owned by him, her or it by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement (other than a Permitted Transaction) that Transfers to another Person, in whole or in part, any of the economic consequences of ownership of Multiple Voting Shares, whether or not such arrangement is cash settled.

5.           Employment Related Matters

(a)                                 Mr. Watsa shall serve as the full-time Chief Executive Officer of the Corporation for the period commencing on the Effective Date and ending on December 31, 2025 (the “Term”). Mr. Watsa and the Corporation hereby waive any application of the Employers and Employees Act, R.S.O. 1990, as amended or replaced (“the EEAct”) and, without limitation, agree that section 2 of the EEAct shall not apply to them.

(b)                                 During the Term, Mr. Watsa shall be entitled to receive an annual salary not to exceed six hundred thousand dollars (in Canadian currency) (CDN$600,000.00) (the “Compensation Amount”). The Compensation Amount shall represent Mr. Watsa’s total compensation in consideration for his services as Chairman and Chief Executive Officer of the Corporation during the Term. For greater certainty, Mr. Watsa hereby agrees and acknowledges that he shall not be entitled to receive any compensation or remuneration for such services in excess of the Compensation Amount during the Term, including, without limitation, by way of bonus, equity-based compensation, or pension entitlement, and Mr. Watsa hereby renounces any such entitlement. Notwithstanding the foregoing, Mr. Watsa will be eligible to participate in the Corporation’s group benefit plans (other than incentive plans) that are generally offered to executive employees of the Corporation, subject to the terms and conditions set out in such plans, and to continue arrangements approved by the Board regarding the use of aircraft.

6.           Termination

This Agreement shall be effective on the Effective Date and shall remain in full force and effect until the date upon which no Multiple Voting Shares remain outstanding.

7.           Miscellaneous

(a)                                 This Agreement will not be amended, varied or modified and no provision hereof will be waived, except with (i) the approval of all of the Independent Directors; (ii) the approval of the TSX, provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification or waiver; (iii) the approval of at least

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two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, and (iv) the approval of a simple majority of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, excluding the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (A) Sixty Two, Mr. Watsa or any person who has an agreement, arrangement or understanding to acquire Multiple Voting Shares on terms which would constitute a Transfer other than a Transfer permitted by this Agreement, prior to giving effect to the amendment, variation, modification or waiver; (B) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person referred to in (A); (C) any affiliate of the Corporation; and (D) the officers and directors of the Corporation and their respective associates (as defined in the Securities Act (Ontario)).

(b)                                 Notwithstanding the provisions of Section 7(a), this Agreement may be amended without the approval of the holders of Subordinate Voting Shares in order to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions herein or to facilitate the operation of the provisions hereof provided that the rights and interests of the holders of the Subordinate Voting Shares are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors and, if the Subordinate Voting Shares are listed on the TSX at the time of such amendment, the TSX.

(c)                                  Except as contemplated by Section 2(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) and any purported assignment shall be void and unenforceable; provided, however, that the Corporation may assign or transfer this agreement to a successor entity in connection with any amalgamation, arrangement, merger or other similar transaction.

(d)                                 This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties hereto or their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement, including, for greater certainty, (i) the right of holders of Subordinate Voting Shares to approve any amendment, variation, modification or waiver of this Agreement pursuant to Section 7(a), and (ii) the obligations of a transferee of Multiple Voting Shares following a Permitted Transaction contemplated by Section 2(a)(i).

(e)                                  Mr. Watsa and the MVS Holders agree that, without prejudice to any and all remedies which may be available to the Corporation under this Agreement or at law or in equity, injunctive relief provides the only effective protection from a breach of this Agreement, and Mr. Watsa and the MVS Holders agree that the Corporation shall be entitled to injunctive relief, including an interim or interlocutory injunction, in any court of competent jurisdiction, to enforce any or all of the terms of this Agreement upon breach

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or threatened breach thereof, together with reimbursement for all reasonable legal fees and other expenses incurred in connection therewith.

(f)                                   This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(g)                                  This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, between the Parties with respect to the subject matter of this Agreement.

(h)                                 If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)                                     The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The Parties further acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.

(j)                                    This Agreement may be executed in two or more counterparts (including by facsimile or PDF), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

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IN WITNESS OF WHICH the parties have duly executed this Agreement as of the date hereof.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	By:	“Eric Salsberg”
		Name:	Eric Salsberg
		Title:	Vice President, Corporate Affairs and Corporate Secretary

THE SIXTY TWO INVESTMENT COMPANY LIMITED

	By:	“V. Prem Watsa”
		Name:	V. Prem Watsa
		Title:	President

”Eric Salsberg”	“V. Prem Watsa”
Witness	V. PREM WATSA

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SCHEDULE A

ARTICLES OF AMENDMENT

(see attached)

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

A.            The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

1.               Dividends

The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

2.               Voting Rights

(a)        For the purposes of this clause (2):

“Current Major Shareholders” means any of The Sixty Two Investment Company Limited and any subsidiary in respect of which The Sixty Two Investment Company Limited owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

“Permitted Transactions” means, with respect to any particular issuer: i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder;

“Qualifying Shareholding” means 1,548,000 Multiple Voting Shares;

“Relevant Person” means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than the Corporation) or partnership that does not deal at arm’s length (for purposes of the Tax Act) with the holder or any of the foregoing, in each case determined without regard to shares held by or through the Corporation;

“Subsequent Major Shareholders” means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding;

“Tax Act” means the Income Tax Act (Canada); and

“Transfer Date” means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding.

(b)         Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to 50 votes for each Multiple Voting Share held, subject to the provisions of this clause (2) and clause (5), and the holders of the Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held.

(c)          The number of votes carried by the Multiple Voting Shares shall be automatically and permanently reduced to 1 vote per share on the first date on which any of the following circumstances exist:

(i)                  neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

(ii)               Subsequent Major Shareholders did not, on or before the Transfer Date, make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid on or before the Transfer Date or agreed on or before the Transfer Date to be paid by any of the Subsequent Major Shareholders for any Multiple Voting Share;

(iii)            there has occurred after July 1, 1986, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

(1)  any issue or disposition of securities of any issuer, other than Permitted Transactions, or

(2)  any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which has resulted in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or such Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no such occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding. For the purpose of the foregoing sentence, if a Current Major Shareholder with respect to which there has been no such occurrence acquires Multiple Voting Shares within 60 days after any such occurrence, it shall be deemed to have owned such shares at the time of such occurrence; or

(iv)           there exists the situation which would have been described in (iii) above if the word “Current” had been replaced throughout with the word “Subsequent”.

(d)         The number of votes carried by the Multiple Voting Shares shall be automatically reduced to 1 vote per share at any meeting of shareholders if the weighted average trading price of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price per share. In the preceding sentence, the Minimum Market Price means $4.00, provided that if any adjustment to the Conversion Price (as defined in the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares) would be required to be made pursuant to such rights, privileges, restrictions and conditions at any time or from time to time were any Series 1 Preferred Shares outstanding, a proportionate adjustment shall be made to the then existing Minimum Market Price.

(e)          Notwithstanding any other provision of these share conditions, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time shall be limited to represent at such time no more than the least of: (i) such number of votes that equals 41.8% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares, (ii) such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of the Corporation beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercise control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of the Corporation, and (iii) one less than such number of votes that would result in the Corporation being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Tax Act, provided that the Multiple Voting Shares shall at no time be entitled to less than 1 vote per share.

3.               Business Combination

(a)          For the purposes of this clause (3):

“Business Combination” means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of the Corporation’s shareholders entitled to vote thereon.

(b)         In the event of a Business Combination, other than a Pro Rata Transaction (as defined in clause (4) below), the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive.

4.               Multiple Voting Share Transaction

(a)         For the purposes of this clause (4):

“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate

Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Corporation pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Corporation or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Corporation represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

(b)         In the event of a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall in consideration for each Multiple Voting Share, pursuant to such Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit (as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions as in effect on August 31, 2015, provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class) in connection therewith.

5.               Shareholder Ratification

(a)          For the purposes of this clause (5):

“Commencement Date” means, subject to subclauses 5(e) and (f), (i) August 31, 2015, (ii) following the completion of the first Five Year Term, January 1, 2021, and (iii) thereafter, each January 1 immediately following the fifth December 31 occurring after a Commencement Date;

“Five Year Term” means, subject to subclauses 5(e) and (f), (i) the period commencing on August 31, 2015 and ending on December 31, 2020, and (ii) thereafter, the period commencing on a Commencement Date and ending on the fifth December 31 occurring after that Commencement Date;

“Independent Directors” means, at the relevant time of reference, the members of the board of directors of the Corporation who have been determined by the board of directors of the Corporation to be independent within the meaning of applicable securities legislation;

“Key Officer” means Chairman or Chief Executive Officer of the Corporation;

“Ratification Resolution” means a shareholder resolution ratifying the Multiple Voting Shares continuing to have 50 votes per share, and approval of a Ratification Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Ratification Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario));

“Ratification Vote” means a shareholder vote held pursuant to subclauses 5(b), (c), (d) or (e) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

“Special Confirmation Vote” means a shareholder vote held pursuant to subclause 5(h) at a meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

“Special Issuance” means the issue in a transaction of Subordinate Voting Shares representing more than 50% of the aggregate number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time;

“Special Issuance Resolution” means a shareholder resolution approving the Multiple Voting Shares continuing to have 50 votes per share following a Special Issuance, and approval of a Special Issuance Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Special Issuance Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario)); and

“Termination Event” means the earliest to occur of: (i) a Ratification Vote being held and a Ratification Resolution not being approved pursuant thereto; (ii) a Ratification Vote not being held at an annual meeting at which such a Ratification Vote was required to be held pursuant to this clause 5; and (iii) a deemed Termination Event pursuant to subclause 5(g) or 5(h) hereof.

(b)         If the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of such Five Year Term, then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such Five Year Term.

(c)          Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of a current Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on August 31, 2015), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such current Five Year Term.

(d)         Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any calendar year within the current Five Year Term (the “Acceleration Date”) is greater than 150% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on August 31, 2015), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the Acceleration Date.

(e)          The Corporation may, upon approval by the board of directors of the Corporation, including the approval of at least two-thirds of the Independent Directors, elect to hold a Ratification Vote prior to the expiry of the then current Five Year Term.

(f)           Where a Ratification Vote is held and a Ratification Resolution is approved thereat pursuant to subclauses 5(d) or 5(e), thereafter a Commencement Date shall mean and be deemed to mean January 1 of the calendar year during which the Ratification Vote was held and each January 1 immediately following the fifth December 31 occurring after a Commencement Date; provided that if a Ratification Resolution is approved pursuant to subclause 5(e) at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares, any Subordinate Voting Shares issued pursuant to such approval shall be deemed to have been outstanding as of the first such Commencement Date for purposes of subclauses 5(b), (c) and (d) if the text of the Ratification Resolution so provides.

(g)          In the event that the Corporation proposes a Special Issuance, the Corporation shall hold a shareholder vote to consider and, if deemed advisable, approve a Special Issuance Resolution prior to such issuance. If the Special Issuance Resolution is approved, the Corporation may proceed with the Special Issuance and, until the next Ratification Vote has been held, the number of Subordinate Voting Shares issued pursuant to the Special Issuance shall be excluded from the calculation of the number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as of the last day of a Five Year Term for purposes of subclauses 5(b) and 5(c) and as of the last day of a calendar year for purposes of subclause 5(d). If the Special Issuance Resolution is not approved or if the Corporation does not hold a shareholder vote to consider a Special Issuance Resolution, but the Corporation nevertheless proceeds with the Special Issuance, then the failure to receive approval of the Special Issuance Resolution or to hold a shareholder vote to consider the Special Issuance Resolution shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Special Issuance Resolution was voted upon and not approved (which, for greater certainty, shall be prior to the Special Issuance), or, where no such shareholder meeting was held to consider a Special Issuance Resolution, the date immediately prior to the Special Issuance. For greater certainty, a vote upon a Special Issuance Resolution shall not result in the start of a new Five Year Term.

(h)         In the event that Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer, the Corporation shall hold a Special Confirmation Vote not later than the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer. Where the Special Confirmation Vote is held and a Ratification Resolution is not approved pursuant to such vote or if the Corporation does not hold a Special Confirmation Vote within the timeframe required pursuant to this subclause 5(h), then the failure to receive approval of the Ratification Resolution or to hold a Special Confirmation Vote shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Ratification Resolution was voted upon and not approved, or, where no such shareholder meeting was held to consider the Ratification Resolution, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer.

(i)             Immediately following a Termination Event and without further act or formality, (i) the number of votes attached to each Multiple Voting Share shall equal that number of votes (which may include a fraction) such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such Termination Event represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such Termination Event (including giving effect to any limitation in subclause 2(e)(i) but not any limitation in subclauses 2(e)(ii) or (iii)); (ii) the limitation in subclause 2(e)(i) shall cease to apply; and (iii) the provisions of this clause 5, including subclause 5(g), shall cease to apply and no further Ratification Votes or Special Confirmation Votes will be required. For greater certainty, all other provisions of these share conditions shall continue to apply following such Termination Event, including the limitations in subclauses 2(e)(ii) and (iii).

(j)            The provisions of this clause 5, including subclause 5(g), and the limitation in subclause 2(e)(i) shall cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitation in subclause 2(e) or any temporary reduction pursuant to subclause 2(d)) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

6.               Restrictions on Creation and Issue of Voting Shares

The Corporation shall not create any class of shares or any additional series of Preferred Shares carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorised Series 1 Preferred Shares or Series 2 Preferred Shares without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares. In addition, the Corporation shall not issue any additional Multiple Voting Shares.

7.               Conversion Right attaching to the Multiple Voting Shares

Each holder of Multiple Voting Shares shall be entitled at his or her option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him or her converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this clause (7) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his or her duly authorised attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

8.                      Subdivision and Consolidation

Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

9.                      Additional Issue

The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities or property of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

10.               Modification

The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by: (i) the holders of the shares of each class, either by the vote of two-thirds of the votes cast at a meeting of the holders of such class or by an instrument or instruments in writing signed by the holders of all the outstanding shares of such class, and (ii) any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

11.               Rights on Liquidation

Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.